COMPANY: FIRSTCOM CORPORATION
TICKER:  FCLX
EXCHANGE NASDAQ SMALL CAP MARKET

FORM TYPE:        425

DOCUMENT DATE:    June 1, 2000
FILING DATE:      June 1, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject company:      FirstCom Corporation
Commission File No.:  001-14107

FOR IMMEDIATE RELEASE

For more information contact:

Jose Segrera                                           Richard Cooper/Rob Schatz
FirstCom Corporation                                   Investor Relations
(305) 448-4422                                         (516) 829-7111
jsegrera@firstcom-usa.com                              sgi@netmonger.net

                     FirstCom Files Amended Proxy Materials

CORAL GABLES, Fla., Jun 1, 2000 (BUSINESS WIRE) -- FirstCom Corporation (Nasdaq:
FCLX) ("FirstCom" or "the Company") an emerging facilities-based communications provider with fiber optic networks in Chile, Peru and Colombia, reported today that it had filed amended proxy materials at the request of the Securities and Exchange Commission. The Company's filing was in furtherance of the completion of the formal review process by the SEC of the proxy statement/prospectus relating to FirstCom's pending merger with AT&T Latin America.

Patricio E. Northland, Chairman, President and CEO of FirstCom stated, "We continue to work aggressively to complete our merger with AT&T Latin America. We look forward to mailing a final proxy statement to our shareholders soon, after completing the SEC review process."

FirstCom Corporation is rapidly emerging as a premium provider of broadband integrated Internet/data, voice and video telecommunications services to business customers in Chile, Peru and Colombia. FirstCom operates state-of-the-art fiber optic ATM/IP networks in these countries providing high-speed Internet/data connectivity that facilitates the delivery of content to the business community. FirstCom also operates as a competitive long-distance carrier in Chile and Peru.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. The matters discussed in this press release contain forward-looking statements that involve risks and

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uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the Company's filings with the Securities and Exchange Commission (the "SEC") which readers are urged to read carefully in assessing the forward looking statements contained herein.

In addition to FirstCom's filing of a preliminary proxy statement with the SEC, in connection with the pending FirstCom/AT&T Latin America merger, FirstCom will file a definitive proxy statement and AT&T will file a registration statement on Form S-4 with the SEC. We urge investors and security holders to read the definitive proxy statement and registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention: General Counsel, Thomas C. Canfield (305) 448-4422.

The Members of the Board of Directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Preliminary Proxy statement filed with the SEC.